                                LETTER TO
                                SHAREHOLDERS

August 5, 2004

Fellow Shareholders

Financial results in the second quarter exceeded plan, and we made progress on a number of initiatives which should ensure we are well positioned to add value to the company in the years ahead. Barring unforeseen circumstances, we remain confident in our ability to deliver on our financial and operational targets for 2004.

STRONG FINANCIAL RESULTS

For the three months ended June 30, 2004, we recorded cash flow from operations of $178 million ($0.64 per share) compared with $132 million ($0.44 per share) in the second quarter of 2003. The current period operating results reflect strong cash flow growth in most of the company’s operations, a gain realized on the re-leasing of a major block of office space, and a substantial increase in the contribution from our power generation operations compared with the same period last year.

Cash flow from operations for the first six months ended June 30, 2004 totalled $324 million, or $1.13 per fully diluted share compared with $262 million ($0.88 per share) during the corresponding period last year.

Net income for the quarter totalled $189 million, compared with $63 million in 2003. On a per share basis, this resulted in net income of $0.67 per share compared with $0.18 per share in the same period last year. Continued improvement in our core operations, as well as higher realized prices for metals and panelboard products positively impacted our resource investments, increasing their contribution to our bottom line.

VALUE CREATION AND GROWTH INITIATIVES

During the second quarter of 2004, we advanced a number of strategic initiatives to expand our operations, enhance our return on capital and position us to pursue future growth opportunities.

Expanded our power generation capacity and market position in the northeast United States. We are in the final stages of acquiring 71 hydroelectric power generating plants totalling 674 megawatts (MW) of capacity in upstate New York for $900 million. With 40 existing hydroelectric plants in New England, Ontario and Quebec, this acquisition furthers our strategy of acquiring and operating low cost, high quality hydro assets in the northeast. With these facilities interconnected to our existing markets, we should enjoy enhanced operating flexibility and expanded ability to market our electricity. This acquisition increases our generating capacity to approximately 2,700 MW and the number of plants in our portfolio to 120.

Increased our interest in Canary Wharf. We did not succeed in a bid with our partners to acquire 100% of Canary Wharf; however, we successfully increased our net interest in the 17 properties owned by Canary Wharf to 17%. Our total cost is approximately US$500 million, and we own an effective interest in approximately 2.4 million square feet of some of the finest office properties and development sites in London, England. As long-term shareholders, we believe that the London office market will recover in the next few years, and further development of the Canary Wharf Estate should enhance the value of our investment.

Successfully raised $600 million for the Brascan Real Estate Finance Fund, our first U.S.-based Fund, establishing new relationships with several world-class organizations. In addition to closing the Fund financing, we contributed into the Fund nearly $300 million of mezzanine loans and investments underwritten by Brascan to date.

Created two pure play investments by separating our 42% interest in Nexfor (renamed Norbord) from our 42% interest in Fraser Papers. Norbord is a unique, global panelboard company with a record of significant earnings and cash flow growth and top quartile performance. Fraser Papers is a North American specialty paper company which is well positioned to benefit from the rebound in paper prices. The formation of two pure-play companies will enable the management teams to focus their operating expertise entirely on their respective business units. In addition, it increases our flexibility should we wish to pursue our options with respect to our investment in these businesses in the future.

Noranda announced that its Board of Directors commenced a review of various means of maximizing shareholder value, following receipt of expressions of interest in the company from several potential acquirers. This process continues and we are supportive of the efforts of Noranda’s Special Committee of Directors, which is acting on behalf of all shareholders of Noranda.

Completed a three-for-two stock split of our outstanding common shares, which was implemented by way of a special dividend. Shareholders of record on May 21, 2004 received one half of a Brascan common share for each common share held (ie. one additional share for every two shares held) on June 1, 2004. This stock split was intended to ensure that our common shares remain accessible to individual shareholders and to improve the trading liquidity of our shares.

Renewed our normal course issuer bid which permits us to acquire up to a further 21 million shares during the next eight months. Year to date, we have repurchased 0.8 million shares for cancellation at an average price of $23.35 per share.

OPERATING BUSINESS HIGHLIGHTS

We remained focussed on strengthening our cash flow from operations, while at the same time pursuing alternatives to organically grow our base of high quality assets.

Real Estate

Our commercial property operations met their financial targets, backed by improved real estate fundamentals. Although vacancies in the overall commercial real estate market are still high, our lease profile remains one of the best in the premier office property sector. We are currently 97% leased in our core markets with few major leases rolling over in the next few years. Our average lease term remains approximately 10 years across our office portfolio, and as a result, should enable us to deliver a predictable stream of cash flow in the years ahead.

We are seeing increased leasing momentum after two years of slower leasing activity in the overall market. During the first six months of the year, we leased 1.7 million square feet of space. This includes 1.3 million square feet of space in New York to two new high profile tenants: a sublease for 800,000 square feet with PricewaterhouseCoopers within our recently completed 300 Madison Avenue office property in Midtown Manhattan and a 20-year lease with law firm Cadwalader, Wickersham & Taft for approximately 460,000 square feet at One World Financial Center in Lower Manhattan. In addition, we leased 200,000 square feet in BCE Place in Toronto to TD Canada Trust and 200,000 square feet in Minneapolis.

We continue to explore opportunities to expand our presence in supply-constrained office markets with strong long-term fundamentals. The two new markets where we have chosen to focus our current efforts are Washington, D.C. and London, U.K. In this regard, we recently purchased two office properties totalling 1.1 million square feet in Washington, D.C. and added 2.4 million net effective square feet of premier London office and development properties, as a result of our Canary Wharf investment.

Within our residential property operations, we continue to benefit from robust consumer demand for luxury and move-up homes driven by the relatively low interest rate environment and improving economy. These strong market conditions, combined with a higher number of active communities in our operations contributed to an increase in lot and home sales in the first six months compared with the same period last year. At the end of the quarter, booked sales totalled close to 100% of our planned sales for 2004, with margins exceeding expectations. In addition, we achieved approvals for a number of new communities, enabling us to continue to create value by converting our land inventory into building lots for sale.

Finally, our real estate advisory services group was active throughout the first six months of the year. They were retained to sell three large portfolios of office and industrial properties totalling approximately $1 billion. In addition, they were awarded a number of private and public assignments in the second quarter of 2004, which are currently in process. This group is building a solid reputation with their clients who are looking to leverage the group’s range of expertise in real estate as well as the capital we can provide to facilitate transactions.

Power Generation

Brascan continued to benefit in the second quarter from improved water levels in our hydroelectric systems across North America. These positive hydrology conditions, combined with the contribution from the power plants we acquired in the first quarter, increased cash flow from operations to $145 million during the first six months, an 81% improvement over the corresponding period in 2003. Excluding the New York State power plants which we recently purchased, production totalled approximately 2,090 gigawatt hours across our portfolio of 48 power generating plants. This compares with 1,589 gigawatt hours during the same period in 2003.

We continue to review opportunities to optimize the operations we own, and are also looking at a number of acquisition opportunities, primarily in the northeast U.S., to further grow our portfolio of hydroelectric generating assets. In addition, we are reviewing the Ontario government’s recently released request for proposals to build new capacity in this supply-constrained market. We expect that there will be opportunities to expand our generation through these initiatives.

As one of North America’s lowest cost producers of power, we remain confident that we will achieve the operational targets set for the balance of the year, and we are focussed on growth for the years ahead.

Funds Management

During the first six months of the year, we made further progress in pursuing our strategy of expanding our asset management activities within our areas of expertise, primarily in real estate, power generation and resources.

Management of our Restructuring Fund has worked for the last year on the restructuring of Doman Industries. The Court recently approved the proposed recapitalization plan and Doman was subsequently renamed Western Forest Products. Western Forest Products emerged from bankruptcy recently and became a TSX-listed company. The Fund owns 20% of both the common equity and the high yield notes that were issued to current subordinate note holders. We are encouraged by the prospects for Western Forest Products, with its low-cost high quality wood assets, strengthened pulp operations and a return to better pricing for its products.

Within our Real Estate Opportunity Fund, we continue to pursue a number of opportunities, largely in the U.S. Although real estate valuations remain high, relative to our value bias, this group is well positioned with flexible capital and substantial transaction expertise. As a result, we believe we will be able to find attractive transactions in which to participate.

In the first half of the year, our recently launched New York based Brascan Strategic Asset Management group (BSAM), which manages $1.5 billion of investment assets, closed its first public capital market deal as advisor on a collateralized debt obligation (CDO) transaction, a first of its kind in the public CDO market. BSAM is currently marketing a follow-on transaction.

During the balance of the year, we will be focussed on investing and managing our existing Funds, and strengthening relationships with our institutional partners.

OUTLOOK

As we look ahead, we have a strong operating platform to continue to grow our operations. This should allow us to deliver solid operating results as well as successfully redeploy free cash flow generated from our operations, and from the possible monetization of non-core investment positions into higher return opportunities.

Thank you once again for your continued support.

J. Bruce Flatt
President and Chief Executive Officer
August 5, 2004